Exhibit 21.1

List of Subsidiaries

Pursuant to Item 601(b)(21) of Regulation SK The following is a list of the Subsidiaries of the registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business:

H Smart, Inc., a Delaware corporation Hempsmart Global, Inc., a Nevada corporation cDistro, Inc., a Nevada corporation